UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

January 23, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Jaffrey Gabor, Brigitte Lippmann

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Amendment No. 3 to

Draft Registration Statement on Form F-4

Submitted December 17, 2024

CIK No. 0002032241

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 2, 2025 on the Company’s Revised Draft Registration Statement on Form F-4 previously submitted on December 17, 2024 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement No. 4 on Form F-4 (the “Revised Draft Registration Statement No. 4”) with exhibits via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Revised Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement No. 4.

Amendment No. 3 to Draft Registration Statement on Form F-4

Certain United Hydrogen Projected Financial Information, page 146

1.	We note your response to prior comment 7. However, your disclosure explaining how United Hydrogen affirms its projected revenue of $96 million for the fiscal year ending 2024 is still unclear. Please clarify the following:

●	Quantify how much of the contracts worth $74.6 million is expected to be earned as revenue in 2024.

●	With respect to your new disclosure on page 149, disclose whether these five construction contracts that are “nearing completion” will be completed in 2024.

●	You state that the timeline for completing a hydrogen production plant spans 9 to 18 months, while for hydrogen refueling stations, the process generally takes 2 to 12 months. Explain how this process relates to the five construction contracts and how these timelines relate to earning revenue; specifically, if and how these contracts will generate revenue in 2024.

●	You disclose that potential pending contracts or letters of intent totaling $46.7 million account for estimated revenue in 2024 and that the execution timelines for these contracts are expected to be shorter than those for construction-related contracts. Quantify the amount of revenues for these contracts that have been completed in 2024.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 149 and 150 of the Revised Draft Registration Statement No. 4.

Dilution to the Shareholders of Aimei Health, page 183

2.	We note your response to prior comment 9. Given that the business combination transaction itself would appear to have an additional dilutive impact beyond what is currently reflected in your tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing (e.g., risk factor disclosure) and consider updating any disclosure that refers to the tabular dilution disclosure for an illustration of the dilutive effect of the business combination (e.g., page 129), as that tabular disclosure no longer provides an illustration of the dilutive effect of the business combination.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 80, 129 and 184 of the Revised Draft Registration Statement No. 4 to provide an illustration of the dilutive effect of the business combination.

3.	We have reviewed your response to prior comment 10 and your revised disclosures. While we note your disclosure elsewhere that you do not intend to pursue any PIPE Investment prior to the consummation of the Business Combination, to the extent such investment is possible, please revise your disclosure outside of the table here and on page 35 to discuss potential PIPE Investments and any other material potential sources of dilution not included in the table. Please refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 81, 129 and 184 of the Revised Draft Registration Statement No. 4 to discuss material sources of dilution and the fact that Aimei Health and United Hydrogen do not intend to pursue any PIPE Investment prior to the consummation of the Business Combination.

Experts, page 286

4.	We note your revisions to your filing in response to prior comment 14. Please revise your expert section to reference the audited financial statements of United Hydrogen Global Inc.

Response: In response to the Staff’s comment, we have revised our disclosure on page 286 of the Revised Draft Registration Statement to reference the audited financial statements of United Hydrogen Global Inc.

United Hydrogen Global Inc. Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-76

5.	We note your response to prior comment 14 and your inclusion of an audit report. The audit report references United Hydrogen Group Inc.; however, such financial statements are for United Hydrogen Global Inc. Please have your auditor revise their report to reference the correct entity.

Response: In response to the Staff’s comment, we have revised our report to reference the correct entity on page F-76 of the Revised Draft Registration Statement No. 4

Thank you for your assistance in this matter. You may contact the undersigned by phone at +1 (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP

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